UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                              (Amendment No. ____)*


                          AMN HEALTHCARE SERVICES, INC.
                          -----------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)


                                    001744101
                                    ---------
                                 (CUSIP Number)


                                DECEMBER 31, 2002
                                -----------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

             [_]     Rule 13d-1(b)
             [_]     Rule 13d-1(c)
             [X]     Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 001744101              Schedule 13G                        Page 2 of 8
          ---------

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1.       Name of Reporting Person             Steven C. Francis
         S.S. or I.R.S. Identifica-
         tion No. of Above Person

--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group
                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3.       S.E.C. Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization

                  United States
--------------------------------------------------------------------------------
Number of Shares           (5)  Sole Voting Power               1,938,321
Beneficially               (6)  Shared Voting Power             216,822
Owned by Each              (7)  Sole Dispositive Power          1,938,321
Reporting Person           (8)  Shared Dispositive Power        216,822
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  2,155,143
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                [_]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)      5.3%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                               IN

--------------------------------------------------------------------------------

CUSIP NO. 001744101              Schedule 13G                        Page 3 of 8
          ---------

--------------------------------------------------------------------------------
1.       Name of Reporting Person             The Francis Family Trust, dated
         S.S. or I.R.S. Identifica-           May 24, 1996, as amended
         tion No. of Above Person

--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group
                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3.       S.E.C. Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization

                  California
--------------------------------------------------------------------------------
Number of Shares           (5)  Sole Voting Power               214,422
Beneficially               (6)  Shared Voting Power             0
Owned by Each              (7)  Sole Dispositive Power          214,422
Reporting Person           (8)  Shared Dispositive Power        0
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  214,422
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                [_]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)      0.6%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                               OO

--------------------------------------------------------------------------------

CUSIP NO. 001744101              Schedule 13G                        Page 4 of 8
          ---------

Item 1.  (a)      NAME OF ISSUER

                  AMN Healthcare Services, Inc. (the "Company").

         (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                  12235 El Camino Real, Suite 200
                  San Diego, California  92130

Item 2.  (a)      NAMES OF PERSONS FILING

                  (i)    Steven C. Francis ("Francis"); and

                  (ii) The Francis Family Trust, dated May 24, 1996, as amended (the "Trust" and, together with Francis, the "Reporting Persons").

         (b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE
                  (i) The address of the principal business offices of Francis is 12235 El Camino Real, Suite 200, San Diego, California 92130; and

                  (ii) the address of the Trust is P.O. Box 675770, Rancho Santa Fe, California 92067.

         (c)      CITIZENSHIP
                  (i)    Francis is a citizen of the United States; and

                  (ii) the Trust is a revocable trust established under the laws of California.

         (d)      TITLE OF CLASS OF SECURITIES

                  Common Stock, par value $.01 per share (the
                  "Common Stock")

         (e)      CUSIP NUMBER

                  001744101

Item 3. This statement is not filed pursuant to either Rule 13d-1(b) or 13d-2(b) or (c).

Item 4.  OWNERSHIP.
         ---------

         (a)     AMOUNT BENEFICIALLY OWNED:

                 (i) Francis may be deemed to beneficially own 2,155,143 shares of Common Stock (which includes 214,422 shares of Common Stock held as a Trustee of the Trust, 100 shares of Common

CUSIP NO. 001744101              Schedule 13G                        Page 5 of 8
          ---------

                         Stock held directly by Francis, an aggregate of 2,400 shares of Common Stock held as custodian for Francis' son and daughter and 1,938,221 shares of Common Stock subject to options exercisable within 60 days of December 31, 2002); and

                  (ii) the Trust may be deemed to beneficially own 214,422 shares of Common Stock.

         (b)      PERCENTAGE OWNED:

                         Based on calculations made in accordance with
                  Rule 13d-3, and there being approximately 38,574,050 shares of Common Stock outstanding (as reported by the Company in its Annual Report on Form 10-K for the year ended December 31, 2002):

                  (i) Francis may be deemed to beneficially own approximately 5.3% of the outstanding Common Stock; and

                  (ii) the Trust may be deemed to beneficially own approximately 0.6% of the outstanding Common Stock.

         (c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS POWER TO VOTE OR DISPOSE:

                  (i) Francis may be deemed to have sole power to direct the vote and disposition of 1,938,321 shares of Common Stock (which includes 100 shares of Common Stock held directly by Francis and 1,938,221 shares of Common Stock subject to options exercisable within 60 days of December 31, 2002); Francis together with his wife, Gayle A. Francis, as trustees of the Trust, may be deemed to have shared power to direct the vote and disposition of the 214,422 shares of Common Stock owned directly by the Trust; and Francis, together with his wife, Gayle A. Francis, may be deemed to have shared power to direct the vote and disposition of an aggregate of 2,400 shares of Common Stock held as custodian for his son and daughter; and

                  (ii) the Trust may be deemed to have sole power to direct the vote and disposition of the 214,422 shares of Common Stock owned directly by it.

         Each Reporting Person disclaims beneficial ownership of the Common Stock beneficially owned by the other Reporting Person, other than the shares of Common Stock reported in this Schedule 13G as being beneficially owned by such Reporting Person.

CUSIP NO. 001744101              Schedule 13G                        Page 6 of 8
          ---------

Item 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
         --------------------------------------------

         Not applicable.

Item 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
         ---------------------------------------------------------------

         Other than with respect to an aggregate of 2,400 shares of Common Stock held as custodian by Francis for his son and daughter and as to which Francis' son and daughter have the right to receive dividends from, or proceeds from the sale of, the shares of Common Stock, no person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any Reporting Person.

Item 7.  IDENTIFICATION AND CLASSIFICATION OF SUBSIDIARY WHICH ACQUIRED THE
         ------------------------------------------------------------------
         SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
         --------------------------------------------------------

         Not applicable.

Item 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
         ---------------------------------------------------------

         Not applicable.

Item 9.  NOTICE OF DISSOLUTION OF GROUP
         ------------------------------

         Not applicable.

Item 10. CERTIFICATION
         -------------

         Not applicable.


         [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

CUSIP NO. 001744101              Schedule 13G                        Page 7 of 8
          ---------

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated as of March 31, 2003


                                       /s/ Steven C. Francis
                                       ------------------------------------
                                       STEVEN C. FRANCIS


                                       THE FRANCIS FAMILY TRUST,
                                       DATED MAY 24, 1996, AS AMENDED


                                       /s/ Steven C. Francis
                                       ------------------------------------
                                       By:    Steven C. Francis, as Trustee
                                              of the Francis Family Trust,
                                              dated May 24, 1996,
                                              as amended


                                       /s/ Gayle A. Francis
                                       ------------------------------------
                                       By:    Gayle A. Francis, as Trustee
                                              of the Francis Family Trust,
                                              dated May 24, 1996,
                                              as amended

CUSIP NO. 001744101              Schedule 13G                        Page 8 of 8
          ---------


                                  EXHIBIT INDEX

Exhibit 1. Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.